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                                                                   EXHIBIT 99.23


                                   MEMORANDUM


TO:       All Medicus Stock Option Holders

FROM:     Mark Slippy, Human Resources Director

DATE:     May 20, 1998

RE:       Conversion of Medicus Options to QuadraMed Options


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          1.   Merger.  Medicus Systems Corporation ("Medicus") and QuadraMed
Corporation ("QuadraMed") have agreed to enter into a merger (the "Merger"), as a result of which Medicus will become a subsidiary corporation of QuadraMed. The Merger is currently scheduled to become effective on May 27, 1998 (the "Conversion Date"). As of the Conversion Date, each share of the Common Stock of Medicus will be converted into .3565 of a share of the Common Stock of QuadraMed (the "Exchange Ratio").

          2. Conversion of Medicus Options. In connection with your service with Medicus, you were granted one or more options to purchase Medicus shares. On the Conversion Date, all outstanding Medicus options will be assumed by QuadraMed and converted into options to purchase QuadraMed shares. This includes options held by former Medicus employees who vested in a portion of their option shares while employed by Medicus and who are still entitled to exercise their Medicus options for those vested shares within a limited period of time following their termination of employment.

          Attached to this Memorandum is a summary showing the number of QuadraMed shares which will be purchased under your currently outstanding options as of the Conversion Date and the exercise price payable per share. These numbers were calculated by (i) multiplying the number of Medicus shares subject to your option by .3565, the Exchange Ratio, and rounding the number down to the nearest whole number of shares, and (ii) dividing the exercise price per payable under the Medicus options by .3565, the Exchange
Ratio, and rounding the number up to the nearest whole cent. The aggregate exercise price payable under your QuadraMed options will be substantially the same as the aggregate exercise price payable under your Medicus options.

          The grant date, expiration date, termination provisions and all other terms and conditions of your options will remain the same after the Merger. The exercise schedule for your options will not change as a result of the Merger. However, each installment of option shares which become exercisable will be adjusted to reflect the number of QuadraMed shares now subject to your options.

          Example: Assume that on January 1, 1996 you were granted an option to purchase 100 Medicus shares at an exercise price of $5.00 per share. The aggregate exercise price is $500. The option becomes exercisable for 25 option shares on each of January 1, 1997, January 1, 1998, January 1, 1999 and January 1, 2000.

          After the Merger, you will hold an option to purchase 35 QuadraMed shares (100 shares X .3565) at an exercise price of $14.03 per share ($5.00 divided by 0.3565). The aggregate exercise price is $491.05. The option will become exercisable with respect to 8.75 shares on each January 1, 1997, January 1, 1998, January 1, 1999 and January 1, 2000.
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          3.   Exercise of QuadraMed Options.

               A. If you are no longer an employee of Medicus. If you are no longer an employee of Medicus/QuadraMed but hold an option which was exercisable for vested shares as of the date of your termination of employment, then, unless you have received written confirmation stating otherwise, you must exercise your Medicus options within 30 days following the date of your termination with Medicus.

               B. If you are still an employee of Medicus/QuadraMed. If you are still an employee of Medicus/QuadraMed, you may exercise your options, to the extent the option shares have become exercisable, at any time during your employment.

               If you wish to exercise your options, you should contact Wendy Myers at QuadraMed's Larkspur office (415) 461-7725. Wendy will provide you with any necessary paperwork. After you have completed the necessary paperwork, you should deal directly with QuadraMed's brokerage firm, Smith Barney, to process your option exercise and any sales of your QuadraMed shares. QuadraMed's contact at Smith Barney is:

               Mike Del Vecchio - (619) 544-6525.

          4. Payment of Exercise Price. You may pay the exercise price in cash or check payable to QuadraMed. Subject to the trading window restrictions described under Paragraph 6 below, you may also exercise your option with no cash outlay on your part by exercising through a same-day sale or cashless exercise procedure. To use this procedure, you must provide written instructions to Smith Barney, to effect the immediate sale of the QuadraMed shares purchased under your option and to pay directly to QuadraMed, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable withholding taxes. The remaining proceeds will be sent directly to you.

          5. Taxes payable upon Exercise. To the extent that your option does not qualify as an incentive stock option under the Federal tax laws, as indicated in your Stock Option Certificate, you will recognize ordinary income equal to the excess of the market price of the purchased shares on the date of exercise over the option exercise price paid by you. That income will be subject to withholding by QuadraMed, at the time of exercise, of all applicable Federal and state income and employment taxes.

          6. Sale of QuadraMed Shares. If you are still an employee of QuadraMed, you may sell the QuadraMed shares purchased by you upon exercise of your options only if a "trading window" is open at the time of sale. You will receive information from the Company regarding the specific dates on which the trading windows open and close. Generally, trading windows are open for the 30-day period following the release of QuadraMed's quarterly earnings. THE CURRENT TRADING WINDOW WILL CLOSE ON FRIDAY, MAY 29. If you are no longer an employee of Medicus/QuadraMed, then, generally, you may sell your QuadraMed shares outside of the trading window periods.

          7. References in Stock Option Certificates. As of the Conversion Date, all references to the "Company" in the Stock Option Certificates you received for your Medicus options will mean QuadraMed, all references to "shares" or "Common Stock" will mean shares of QuadraMed Common Stock, all references to the Board will mean the Board of Directors of QuadraMed and all references to the "Committee" will mean the Compensation Committee of the QuadraMed Board of Directors.

          If you have any questions or concerns, please feel free to contact my office. Otherwise, please contact the appropriate person to complete all transactions.


bcc: Wendy Myers
     Keith Roberts
     Maura Roe
     Louise Herz Shapiro